UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2025

May 15, 2025

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
General meeting of shareholders:	June 27, 2025
Dividend payment date:	June 30, 2025
Securities report issuing date:	June 25, 2025
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2025

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2025	13,629,997	14.6	2,669,483	25.4	1,862,946	25.0
March 31, 2024	11,890,350	28.1	2,127,958	108.5	1,490,781	33.5

(*)	Comprehensive income

        March 31, 2025: 2,069,660 million yen  (37.6) %; March 31, 2024: 3,316,519 million yen  186.2%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2025	160.02	159.48	9.3	0.7	19.6
March 31, 2024	124.65	124.33	8.1	0.5	17.9

(Reference) Income from investment in affiliates (Equity method)

        March 31, 2025: 596,956 million yen;  March 31, 2024: 531,803 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2025	413,113,501	21,728,132	5.0	1,783.37
March 31, 2024	403,703,147	20,746,978	4.9	1,670.45

(Reference) Shareholders’ equity as of March 31, 2025: 20,520,374 million yen; March 31, 2024: 19,587,974 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2025	6,415	(186,948)	(861,116)	109,095,437
March 31, 2024	(9,844,860)	3,986,415	8,307	109,875,097

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2024	—	20.50	—	20.50	41.00	488,038	32.9	2.6
ended March 31, 2025	—	25.00	—	39.00	64.00	741,992	40.0	3.7
ending March 31, 2026 (Forecast)	—	35.00	—	35.00	70.00		40.3

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2026 (Consolidated)

MUFG has set an earnings target of 2,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2026. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2025	12,067,710,920 shares
	March 31, 2024	12,337,710,920 shares
(B) Treasury stocks:	March 31, 2025	561,193,945 shares
	March 31, 2024	611,522,914 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2025	11,642,149,075 shares
	Fiscal year ended March 31, 2024	11,959,977,563 shares

* This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Changes in Accounting Policies
Additional Information
Segment Information
Per Share Information
Subsequent Events

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2025”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 15, 2025 (Thursday)

Explanation for investors and analysts:	May 19, 2025 (Monday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1) Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2025)

Consolidated gross profits for the fiscal year ended March 31, 2025, increased 86.7 billion yen from the previous fiscal year to 4,819.3 billion yen. This was due to an increase in net interest income with the improved margins and incorporation of the impact of JPY interest rate hike, in addition to the contribution of overseas acquisitions, an increase in net fees and commissions with the favorable performance of the fee business in both domestic and global, partially offset by net losses on debt securities realized through rebalance of the bond portfolio leveraging one-time gains. General and administrative expenses increased 339.3 billion yen from the previous fiscal year to 3,228.1 billion yen, due to the impact of the investment in resources for growth and the impact of inflation, in addition to the impact of overseas acquisitions, etc. As a result, while net operating profits decreased 252.5 billion yen from the previous fiscal year to 1,591.1 billion yen due to net losses on debt securities realized through rebalance of the bond portfolio, net operating profits in customer segments demonstrated the good performance.

Total credit costs decreased 389.1 billion yen from the previous fiscal year to 108.7 billion yen, mainly due to the large reversal of overseas credit costs. Net gains on equity securities improved 221.2 billion yen from the previous fiscal year to 592.5 billion yen, mainly due to the progress in the sales of equity holdings. As a result, ordinary profits for the fiscal year ended March 31, 2025, increased 541.5 billion yen from the previous fiscal year to 2,669.4 billion yen. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2025, were 1,862.9 billion yen, an increase of 372.1 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024	Increase (Decrease)
Gross profits before credit costs for trust accounts	4,819.3	4,732.5	86.7
General and administrative expenses	3,228.1	2,888.7	339.3
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,591.1	1,843.7	(252.5)
Total credit costs	(108.7)	(497.9)	389.1
Net gains (losses) on equity securities	592.5	371.2	221.2
Equity in earnings of equity method investees	596.9	531.8	65.1
Other non-recurring gains (losses)	(2.4)	(120.9)	118.4
Ordinary profits	2,669.4	2,127.9	541.5
Net extraordinary gains (losses)	(118.8)	(77.8)	(40.9)
Total taxes	609.1	478.3	130.8
Profits attributable to non-controlling interests	78.5	80.9	(2.4)
Profits attributable to owners of parent	1,862.9	1,490.7	372.1

2

Mitsubishi UFJ Financial Group, Inc.

(2) Analysis of financial condition

Total assets as of March 31, 2025 increased 9,410.3 billion yen from March 31, 2024 to 413,113.5 billion yen, and total net assets as of March 31, 2025 increased 981.1 billion yen from March 31, 2024 to 21,728.1 billion yen. The increase in total net assets was mainly due to an increase of Retained earnings and Foreign currency translation adjustments, etc.

With regard to major items of assets, loans and bills discounted as of March 31, 2025 increased 4,610.4 billion yen from March 31, 2024 to 121,436.1 billion yen and securities as of March 31, 2025 decreased 753.2 billion yen from March 31, 2024 to 86,125.3 billion yen. With regard to major items of liabilities, deposits as of March 31, 2025 increased 4,477.7 billion yen from March 31, 2024 to 228,512.7 billion yen.

2. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Assets:
Cash and due from banks	109,875,097	109,095,437
Call loans and bills bought	720,879	1,180,949
Receivables under resale agreements	18,367,908	18,856,895
Receivables under securities borrowing transactions	5,010,399	5,701,495
Monetary claims bought	7,786,978	6,620,404
Trading assets	20,886,546	26,142,919
Money held in trust	1,270,815	1,084,487
Securities	86,878,589	86,125,371
Loans and bills discounted	116,825,660	121,436,133
Foreign exchanges	2,496,308	1,913,526
Other assets	17,912,498	17,824,068
Tangible fixed assets	1,229,007	1,240,104
Buildings	281,807	285,624
Land	625,557	600,852
Lease assets	15,517	7,581
Construction in progress	29,264	33,974
Other tangible fixed assets	276,860	312,072
Intangible fixed assets	1,671,372	1,875,551
Software	611,287	669,248
Goodwill	405,629	530,386
Lease assets	26	12
Other intangible fixed assets	654,429	675,903
Net defined benefit assets	1,982,502	2,217,529
Deferred tax assets	156,673	148,752
Customers’ liabilities for acceptances and guarantees	12,167,164	12,864,745
Allowance for credit losses	(1,535,253)	(1,214,870)

Total assets	403,703,147	413,113,501

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Liabilities:
Deposits	224,035,035	228,512,749
Negotiable certificates of deposit	16,555,451	17,374,010
Call money and bills sold	5,125,583	5,072,926
Payables under repurchase agreements	35,482,072	43,359,076
Payables under securities lending transactions	1,047,194	699,852
Commercial papers	3,105,779	3,475,042
Trading liabilities	16,729,760	19,362,603
Borrowed money	25,955,961	22,101,954
Foreign exchanges	3,465,919	2,508,462
Short-term bonds payable	1,211,769	1,373,236
Bonds payable	16,303,298	14,018,955
Due to trust accounts	7,387,495	4,937,999
Other liabilities	13,312,715	14,563,347
Reserve for bonuses	243,372	251,665
Reserve for bonuses to directors	2,629	2,879
Reserve for stocks payment	13,331	11,077
Net defined benefit liabilities	102,155	104,612
Reserve for retirement benefits to directors	822	813
Reserve for loyalty award credits	17,809	7,730
Reserve for contingent losses	133,860	150,657
Reserves under special laws	5,058	5,295
Deferred tax liabilities	465,295	540,770
Deferred tax liabilities for land revaluation	86,631	84,903
Acceptances and guarantees	12,167,164	12,864,745

Total liabilities	382,956,169	391,385,368

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	83,623	—
Retained earnings	13,791,608	14,845,617
Treasury stock	(613,823)	(726,631)

Total shareholders’ equity	15,402,921	16,260,498

Net unrealized gains (losses) on available-for-sale securities	1,534,094	1,327,127
Net deferred gains (losses) on hedging instruments	(687,476)	(894,227)
Land revaluation excess	133,967	122,400
Foreign currency translation adjustments	2,762,818	3,198,279
Remeasurements of defined benefit plans	507,085	554,502
Debt value adjustments of foreign subsidiaries and affiliates	(65,435)	(51,663)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	3,457

Total accumulated other comprehensive income	4,185,052	4,259,875

Subscription rights to shares	0	11
Non-controlling interests	1,159,003	1,207,746

Total net assets	20,746,978	21,728,132

Total liabilities and net assets	403,703,147	413,113,501

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Ordinary income	11,890,350	13,629,997
Interest income	7,468,679	8,467,719
Interest on loans and bills discounted	3,969,660	4,158,027
Interest and dividends on securities	1,372,086	1,685,174
Interest on call loans and bills bought	31,822	33,377
Interest on receivables under resale agreements	421,537	747,550
Interest on receivables under securities borrowing transactions	125,323	161,089
Interest on deposits	709,392	751,749
Other interest income	838,856	930,751
Trust fees	139,363	144,395
Fees and commissions	2,047,232	2,360,111
Trading income	368,172	454,258
Other operating income	679,329	505,980
Other ordinary income	1,187,572	1,697,531
Reversal of allowance for credit losses	—	76,843
Gains on loans written-off	101,726	112,203
Others	1,085,846	1,508,484
Ordinary expenses	9,762,391	10,960,514
Interest expenses	5,011,105	5,591,266
Interest on deposits	1,929,404	2,108,129
Interest on negotiable certificates of deposit	681,823	716,717
Interest on call money and bills sold	1,718	13,348
Interest on payables under repurchase agreements	1,065,167	1,364,295
Interest on payables under securities lending transactions	22,801	20,426
Interest on commercial papers	164,313	145,534
Interest on borrowed money	114,617	159,238
Interest on short-term bonds payable	362	4,139
Interest on bonds payable	470,099	464,681
Other interest expenses	560,796	594,754
Fees and commissions	365,940	414,289
Other operating expenses	593,515	1,107,697
General and administrative expenses	2,920,875	3,166,035
Other ordinary expenses	870,954	681,224
Provision for allowance for credit losses	377,978	—
Others	492,975	681,224

Ordinary profits	2,127,958	2,669,483

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Extraordinary gains	19,738	67,824
Gains on disposition of fixed assets	19,621	19,961
Gains on sales of shares of affiliates	—	47,759
Gains on change in equity	117	102
Extraordinary losses	97,593	186,673
Losses on disposition of fixed assets	15,027	12,348
Losses on impairment of fixed assets	31,108	141,542
Provision for reserve for contingent liabilities from financial instruments transactions	399	236
Provision for reserve for contingent liabilities arising from commodities transactions	—	0
Losses on change in equity	50,964	23,668
Losses on step acquisitions	—	5,854
Losses on sales of shares of subsidiaries	93	3,023

Profits before income taxes	2,050,104	2,550,634

Income taxes-current	411,857	382,695
Income taxes-deferred	66,485	226,461

Total taxes	478,342	609,156

Profits	1,571,761	1,941,477

Profits attributable to non-controlling interests	80,979	78,530

Profits attributable to owners of parent	1,490,781	1,862,946

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Profits	1,571,761	1,941,477
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	706,097	(233,452)
Net deferred gains (losses) on hedging instruments	(297,162)	(201,599)
Land revaluation excess	—	(2,424)
Foreign currency translation adjustments	587,606	464,906
Remeasurements of defined benefit plans	369,769	45,916
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	4,279
Share of other comprehensive income of associates accounted for using equity method	378,446	50,556

Total other comprehensive income	1,744,757	128,182

Comprehensive income	3,316,519	2,069,660

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	3,195,413	1,948,808
Comprehensive income attributable to non-controlling interests	121,106	120,851

8

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2024

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for- sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)
Changes during the period
Cash dividends			(439,960)		(439,960)
Profits attributable to owners of parent			1,490,781		1,490,781
Repurchase of treasury stock				(400,036)	(400,036)
Disposal of treasury stock		211		2,295	2,506
Retirement of treasury stock		(265,009)		265,009	—
Reversal of land revaluation excess			1,559		1,559
Changes in subsidiaries’ equity		(1,239)			(1,239)
Net changes of items other than shareholders’ equity						733,139	(300,397)
Total changes during the period	—	(266,037)	1,052,380	(132,731)	653,610	733,139	(300,397)
Balance at the end of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)

	(in millions of yen)
	Accumulated other comprehensive income					Subscription rights to shares	Non- controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	135,526	1,792,840	140,485	(747)	2,481,980	—	1,041,565	18,272,857
Changes during the period
Cash dividends								(439,960)
Profits attributable to owners of parent								1,490,781
Repurchase of treasury stock								(400,036)
Disposal of treasury stock								2,506
Retirement of treasury stock								—
Reversal of land revaluation excess								1,559
Changes in subsidiaries’ equity								(1,239)
Net changes of items other than shareholders’ equity	(1,559)	969,978	366,600	(64,688)	1,703,072	0	117,437	1,820,510
Total changes during the period	(1,559)	969,978	366,600	(64,688)	1,703,072	0	117,437	2,474,121
Balance at the end of the period	133,967	2,762,818	507,085	(65,435)	4,185,052	0	1,159,003	20,746,978

9

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2025

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)
Cumulative effects of changes in accounting policies			6,119		6,119		(1,896)
Restated balance	2,141,513	83,623	13,797,728	(613,823)	15,409,041	1,534,094	(689,373)
Changes during the period
Cash dividends			(533,196)		(533,196)
Profits attributable to owners of parent			1,862,946		1,862,946
Repurchase of treasury stock				(418,426)	(418,426)
Disposal of treasury stock		0		9,333	9,333
Retirement of treasury stock		(296,284)		296,284	—
Reversal of land revaluation excess			9,142		9,142
Changes in subsidiaries’ equity		(78,342)			(78,342)
Transfer from retained earnings to capital surplus		291,003	(291,003)		—
Net changes of items other than shareholders’ equity						(206,967)	(204,854)
Total changes during the period	—	(83,623)	1,047,889	(112,808)	851,457	(206,967)	(204,854)
Balance at the end of the period	2,141,513	—	14,845,617	(726,631)	16,260,498	1,327,127	(894,227)

	(in millions of yen)
	Accumulated other comprehensive income						Subscription rights to shares	Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	133,967	2,762,818	507,085	(65,435)	—	4,185,052	0	1,159,003	20,746,978
Cumulative effects of changes in accounting policies						(1,896)			4,223
Restated balance	133,967	2,762,818	507,085	(65,435)	—	4,183,156	0	1,159,003	20,751,202
Changes during the period
Cash dividends									(533,196)
Profits attributable to owners of parent									1,862,946
Repurchase of treasury stock									(418,426)
Disposal of treasury stock									9,333
Retirement of treasury stock									—
Reversal of land revaluation excess									9,142
Changes in subsidiaries’ equity									(78,342)
Transfer from retained earnings to capital surplus									—
Net changes of items other than shareholders’ equity	(11,567)	435,460	47,416	13,772	3,457	76,719	10	48,743	125,473
Total changes during the period	(11,567)	435,460	47,416	13,772	3,457	76,719	10	48,743	976,930
Balance at the end of the period	122,400	3,198,279	554,502	(51,663)	3,457	4,259,875	11	1,207,746	21,728,132

10

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Cash flows from operating activities:
Profits before income taxes	2,050,104	2,550,634
Depreciation and amortization	340,137	378,476
Impairment losses	31,108	141,542
Amortization of goodwill	22,230	36,553
Equity in losses (gains) of equity method investees	(531,803)	(596,956)
Increase (decrease) in allowance for credit losses	224,881	(355,752)
Increase (decrease) in reserve for bonuses	34,279	705
Increase (decrease) in reserve for bonuses to directors	(1,239)	134
Increase (decrease) in reserve for stocks payment	4,027	(2,254)
Decrease (increase) in net defined benefit assets	(481,644)	(80,073)
Increase (decrease) in net defined benefit liabilities	7,404	887
Increase (decrease) in reserve for retirement benefits to directors	(7)	(2)
Increase (decrease) in reserve for loyalty award credits	(1,077)	(10,824)
Increase (decrease) in reserve for contingent losses	(32,296)	8,400
Interest income recognized on statement of income	(7,468,679)	(8,467,719)
Interest expenses recognized on statement of income	5,011,105	5,591,266
Losses (gains) on securities	79,574	401,929
Losses (gains) on money held in trust	76,366	(231)
Foreign exchange losses (gains)	(4,994,338)	162,239
Losses (gains) on sales of fixed assets	(4,594)	(7,612)
Net decrease (increase) in trading assets	(2,288,718)	(4,698,259)
Net increase (decrease) in trading liabilities	1,387,039	2,172,346
Adjustment of unsettled trading accounts	(206,076)	484,987
Net decrease (increase) in loans and bills discounted	(6,763,304)	(4,061,718)
Net increase (decrease) in deposits	9,410,399	3,607,220
Net increase (decrease) in negotiable certificates of deposit	2,903,887	792,861
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	920,095	(4,070,898)
Net decrease (increase) in call loans and bills bought and others	(4,059,830)	1,111,226
Net decrease (increase) in receivables under securities borrowing transactions	(281,434)	(474,540)
Net increase (decrease) in call money and bills sold and others	(3,720,809)	6,820,892
Net increase (decrease) in commercial papers	885,347	375,713
Net increase (decrease) in payables under securities lending transactions	(125,534)	(394,001)
Net decrease (increase) in foreign exchanges (assets)	(170,240)	597,580
Net increase (decrease) in foreign exchanges (liabilities)	895,169	(960,008)
Net increase (decrease) in short-term bonds payable	164,270	191,466
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(295,231)	(2,510,207)
Net increase (decrease) in due to trust accounts	(4,301,919)	(2,449,496)
Interest income (cash basis)	7,250,761	8,389,421
Interest expenses (cash basis)	(4,851,903)	(5,573,505)
Others	(435,455)	1,233,679

Sub-total	(9,317,949)	336,102

Income taxes	(607,135)	(464,398)
Refund of income taxes	80,225	134,711

Net cash provided by (used in) operating activities	(9,844,860)	6,415

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Cash flows from investing activities:
Purchases of securities	(92,819,270)	(108,125,780)
Proceeds from sales of securities	64,100,921	55,734,137
Proceeds from redemption of securities	33,333,232	52,543,394
Payments for increase in money held in trust	(1,378,121)	(1,484,910)
Proceeds from decrease in money held in trust	1,333,026	1,684,568
Purchases of tangible fixed assets	(129,650)	(134,196)
Purchases of intangible fixed assets	(333,157)	(322,505)
Proceeds from sales of tangible fixed assets	78,282	77,714
Proceeds from sales of intangible fixed assets	568	4
Proceeds from transfer of businesses	5,070	—
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(205,797)	(161,424)
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	—	(1,988)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	4,406	—
Others	(3,092)	4,038

Net cash provided by (used in) investing activities	3,986,415	(186,948)

Cash flows from financing activities:
Proceeds from subordinated borrowings	123,000	85,000
Repayments of subordinated borrowings	(68,000)	(31,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	992,021	674,976
Payments for redemption of subordinated bonds payable and bonds with warrants	(155,290)	(507,910)
Proceeds from issuance of common stock to non-controlling shareholders	945	4,912
Repayments to non-controlling shareholders	(216)	—
Dividends paid by MUFG	(439,755)	(532,976)
Dividends paid by subsidiaries to non-controlling shareholders	(44,946)	(43,888)
Purchases of treasury stock	(400,156)	(418,546)
Proceeds from sales of treasury stock	2,297	15,661
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(1,592)	(107,344)

Net cash provided by (used in) financing activities	8,307	(861,116)

Effect of foreign exchange rate changes on cash and cash equivalents	2,090,467	261,988

Net increase (decrease) in cash and cash equivalents	(3,759,669)	(779,659)

Cash and cash equivalents at the beginning of the period	113,630,172	109,875,097

Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	4,595	—

Cash and cash equivalents at the end of the period	109,875,097	109,095,437

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standards Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the fiscal year ended March 31, 2025.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the fiscal year ended March 31, 2025 was recognized as an adjustment to retained earnings as of the beginning of the fiscal year ended March 31, 2025.

As a result, at the beginning of the fiscal year ended March 31, 2025, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS accounting standards by a consolidated foreign subsidiary)

The consolidated financial statements of Bank of Ayudhya Public Company Limited (“Krungsri”), which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the fiscal year ended March 31, 2025, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant consolidated subsidiary” under “Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

(Additional Information)

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

13

Mitsubishi UFJ Financial Group, Inc.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of the end of the current fiscal year is ¥33,610 million (¥42,492 million as of March 31, 2024).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

These assumptions change to reflect actual developments in the Russia-Ukraine situation, and the trade policies of various countries, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

14

Mitsubishi UFJ Financial Group, Inc.

(Provisional closing of accounts of a significant consolidated subsidiary)

Krungsri, a significant consolidated subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s fiscal year, effective from the fiscal year ended March 31, 2025.

Accordingly, for the fiscal year ended March 31, 2025, Krungsri’s financial results for the fifteen-month period from January 1, 2024 to March 31, 2025 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income.

Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was ¥226,537 million, ordinary profits were ¥37,575 million, and profits before income taxes were ¥37,372 million.

15

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the Fiscal Year Ended March 31, 2025

	(in millions of yen)
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	944,554	726,557	1,025,616	969,328	534,207	913,004	5,113,268	(330,602)	27,869	4,810,535
Operating expenses	667,525	429,701	386,610	531,225	398,712	439,935	2,853,711	318,117	72,971	3,244,801
Operating profit (loss)	277,029	296,855	639,005	438,103	135,494	473,068	2,259,557	(648,720)	(45,102)	1,565,734
Fixed assets at period end	267,446	187,824	171,687	2,045	23,137	160,913	813,055	87,803	482,307	1,383,167

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and Mitsubishi UFJ Trust and Banking Corporation. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,732,489 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to each reporting segment on a reasonable basis.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

Operating profit	For the fiscal year ended March 31,2025
Total operating profit of reporting segments	1,565,734
Operating profit of consolidated subsidiaries excluded from reporting segments	(1,288)
Credit related expenses	(302,261)
Gains on reversal of allowance for credit losses	76,843
Gains on reversal of reserve for contingent losses included in credit costs	4,480
Gains on loans written-off	112,203
Net gains on equity securities and other securities	592,560
Equity in earnings of equity method investees	596,956
Others	24,254

Ordinary profit in the consolidated statement of income	2,669,483

16

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2025
Total equity per common share	¥1,783.36
Basic earnings per common share	¥160.01
Diluted earnings per common share	¥159.47

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2025
Basic earnings per common share
Profits attributable to owners of parent	million yen	1,862,946
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	1,862,946
Average number of common shares during the period	thousand shares	11,642,149

Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(6,288)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(6,288)
Increase in common shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 3 million units as of March 31, 2025

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2025
Total equity	million yen	21,728,132
Deductions from total equity:	million yen	1,207,758
Subscription rights to shares	million yen	11
Non-controlling interests	million yen	1,207,746
Total equity attributable to common shares	million yen	20,520,374
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	11,506,517

(Subsequent Events)

None.

17

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2025

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	26

11. Overseas Loans	[ BK Consolidated excl. KS, BDI ]*5*6	27

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	29

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	30

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	32

(Reference) 1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	35

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	4,819,311	4,732,524	86,786
Gross profits before credit costs for trust accounts	4,819,305	4,732,519	86,785
Net interest income	2,876,551	2,457,882	418,669
Trust fees	144,395	139,363	5,032
Credit costs for trust accounts (1)	5	4	1
Net fees and commissions	1,945,821	1,681,291	264,529
Net trading profits	454,258	368,172	86,086
Net other operating profits	(601,716)	85,813	(687,530)
Net gains (losses) on debt securities	(991,466)	(450,755)	(540,711)
General and administrative expenses	3,228,113	2,888,747	339,366
Amortization of goodwill	36,553	22,230	14,322
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,627,744	1,866,003	(238,258)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,591,191	1,843,772	(252,580)
Provision for general allowance for credit losses (2)	—	(6,723)	6,723
Net operating profits*	1,591,197	1,837,053	(245,855)
Net non-recurring gains (losses)	1,078,285	290,905	787,379
Credit costs (3)	(302,261)	(592,913)	290,652
Losses on loan write-offs	(289,683)	(193,119)	(96,564)
Provision for specific allowance for credit losses	—	(387,362)	387,362
Other credit costs	(12,577)	(12,432)	(145)
Reversal of allowance for credit losses (4)	76,843	—	76,843
Reversal of reserve for contingent losses included in credit costs (5)	4,480	—	4,480
Gains on loans written-off (6)	112,203	101,726	10,477
Net gains (losses) on equity securities	592,560	371,274	221,285
Gains on sales of equity securities	679,000	452,125	226,875
Losses on sales of equity securities	(35,457)	(70,673)	35,215
Losses on write-down of equity securities	(50,982)	(10,177)	(40,804)
Equity in earnings of equity method investees	596,956	531,803	65,152
Other non-recurring gains (losses)	(2,496)	(120,985)	118,488

Ordinary profits	2,669,483	2,127,958	541,524

Net extraordinary gains (losses)	(118,848)	(77,854)	(40,994)
Net gains (losses) on disposition of fixed assets	7,612	4,594	3,018
Losses on impairment of fixed assets	(141,542)	(31,108)	(110,433)
Gains on sales of shares of affiliates	47,759	—	47,759
Losses on sales of shares of subsidiaries	(3,023)	(93)	(2,929)
Losses on step acquisitions	(5,854)	—	(5,854)
Net gains (losses) on change in equity	(23,565)	(50,847)	27,281
Profits before income taxes	2,550,634	2,050,104	500,529
Income taxes-current	382,695	411,857	(29,162)
Income taxes-deferred	226,461	66,485	159,976
Total taxes	609,156	478,342	130,813
Profits	1,941,477	1,571,761	369,716
Profits attributable to non-controlling interests	78,530	80,979	(2,448)

Profits attributable to owners of parent	1,862,946	1,490,781	372,165

Note:

*  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(108,728)	(497,907)	389,178
Number of consolidated subsidiaries	334	253	81
Number of affiliated companies accounted for under the equity method	54	51	3

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	2,152,855	2,565,957	(413,102)
Gross profits before credit costs for trust accounts	2,152,849	2,565,953	(413,103)
Domestic gross profits	1,414,555	1,179,786	234,768
Net interest income	950,962	772,653	178,309
Trust fees	126,186	120,757	5,428
Credit costs for trust accounts (1)	5	4	1
Net fees and commissions	408,001	375,410	32,590
Net trading profits	(11,232)	(6,719)	(4,513)
Net other operating profits	(59,361)	(82,315)	22,953
Net gains (losses) on debt securities	(162,846)	(104,859)	(57,987)
Non-domestic gross profits	738,299	1,386,170	(647,871)
Net interest income	805,926	844,261	(38,335)
Net fees and commissions	419,822	389,191	30,631
Net trading profits	60,855	102,432	(41,577)
Net other operating profits	(548,304)	50,285	(598,590)
Net gains (losses) on debt securities	(825,508)	(345,043)	(480,465)
General and administrative expenses	1,561,017	1,520,862	40,154
Personnel expenses	656,054	641,143	14,911
Non-personnel expenses	831,714	809,960	21,753
Taxes	73,248	69,759	3,489
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	591,832	1,045,090	(453,258)
Provision for general allowance for credit losses (2)	—	5,767	(5,767)
Net operating profits	591,837	1,050,862	(459,024)
Net non-recurring gains (losses)	840,637	29,492	811,145
Credit costs (3)	(21,368)	(283,016)	261,647
Reversal of allowance for credit losses (4)	237,127	85	237,041
Reversal of reserve for contingent losses included in credit costs (5)	4,747	—	4,747
Gains on loans written-off (6)	17,129	26,723	(9,593)
Net gains (losses) on equity securities	570,073	363,467	206,606
Gains on sales of equity securities	654,204	442,142	212,062
Losses on sales of equity securities	(33,038)	(71,983)	38,944
Losses on write-down of equity securities	(51,092)	(6,691)	(44,401)
Other non-recurring gains (losses)	32,927	(77,768)	110,696

Ordinary profits	1,432,475	1,080,354	352,120

Net extraordinary gains (losses)	44,002	(10,463)	54,465
Net gains (losses) on disposition of fixed assets	5,699	657	5,042
Losses on impairment of fixed assets	(27,179)	(20,405)	(6,773)
Gains on sales of shares of affiliates	67,142	—	67,142
Gains on extinguishment of tie-in shares	219	4,319	(4,100)
Losses on sales of shares of subsidiaries	(1,879)	—	(1,879)
Gains on sales of shares of subsidiaries	—	4,863	(4,863)
Income before income taxes	1,476,477	1,069,891	406,586
Income taxes-current	223,371	257,985	(34,613)
Income taxes-deferred	139,691	(50,158)	189,849
Total taxes	363,062	207,826	155,236

Net income	1,113,414	862,064	251,350

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	237,642	(250,434)	488,076
Credit costs for trust accounts	5	4	1
Provision for general allowance for credit losses	43,429	5,853	37,576
Provision for special allowance for credit losses	183,670	(237,335)	421,006
Allowance for credit to specific foreign borrowers	10,026	10,752	(726)
Losses on loans write-offs	(11,625)	(30,782)	19,156
Provision for contingent losses included in credit costs	4,747	(12,763)	17,511
Gains on loans written-off	17,129	26,723	(9,593)
Losses on sales of other loans, etc.	(9,742)	(12,887)	3,144
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,580,186	1,494,992	85,194
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,491,177	1,396,187	94,990

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	3,363,142	3,360,598	2,544
Net interest income	2,528,676	2,145,049	383,627
Net fees and commissions	1,038,161	914,290	123,870
Net trading profits	164,215	192,345	(28,130)
Net other operating profits	(367,910)	108,912	(476,823)
Net gains (losses) on debt securities	(843,312)	(375,997)	(467,314)
General and administrative expenses	2,132,909	1,895,166	237,743
Amortization of goodwill	15,487	8,479	7,008
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,245,721	1,473,911	(228,190)
Net operating profits before provision for general allowance for credit losses	1,230,233	1,465,432	(235,198)
Provision for general allowance for credit losses (1)	—	1,284	(1,284)
Net operating profits*	1,230,233	1,466,716	(236,483)
Net non-recurring gains (losses)	526,278	(116,439)	642,717
Credit costs (2)	(194,205)	(478,742)	284,536
Losses on loan write-offs	(181,624)	(96,866)	(84,757)
Provision for specific allowance for credit losses	—	(369,443)	369,443
Other credit costs	(12,580)	(12,432)	(148)
Reversal of allowance for credit losses (3)	107,208	—	107,208
Reversal of reserve for contingent losses included in credit costs (4)	4,260	—	4,260
Gains on loans written-off (5)	85,399	75,872	9,527
Net gains (losses) on equity securities	440,199	285,362	154,837
Gains on sales of equity securities	521,536	363,056	158,480
Losses on sales of equity securities	(32,800)	(70,881)	38,080
Losses on write-down of equity securities	(48,536)	(6,812)	(41,723)
Equity in earnings of equity method investees	50,465	39,203	11,262
Other non-recurring gains (losses)	32,949	(38,135)	71,084

Ordinary profits	1,756,511	1,350,277	406,234

Net extraordinary gains (losses)	(11,142)	(21,686)	10,544
Net gains (losses) on disposition of fixed assets	5,991	2,373	3,617
Losses on impairment of fixed assets	(59,055)	(24,059)	(34,995)
Gains on sales of shares of affiliates	47,759	—	47,759
Losses on step acquisitions	(5,854)	—	(5,854)
Profits before income taxes	1,745,369	1,328,591	416,778
Income taxes-current	270,983	328,101	(57,118)
Income taxes-deferred	197,309	26,974	170,334
Total taxes	468,292	355,075	113,216
Profits	1,277,077	973,515	303,561
Profits attributable to non-controlling interests	45,197	28,787	16,409

Profits attributable to owners of parent	1,231,880	944,728	287,151

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	2,663	(401,585)	404,248

Number of consolidated subsidiaries	117	113	4
Number of affiliated companies accounted for under the equity method	46	44	2

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	1,876,884	2,283,668	(406,784)
Domestic gross profits	1,065,366	896,600	168,766
Net interest income	837,775	717,094	120,681
Net fees and commissions	289,903	268,500	21,402
Net trading profits	11,191	2,917	8,274
Net other operating profits	(73,503)	(91,911)	18,407
Net gains (losses) on debt securities	(127,658)	(91,668)	(35,990)
Non-domestic gross profits	811,517	1,387,067	(575,550)
Net interest income	742,515	778,723	(36,207)
Net fees and commissions	418,593	387,188	31,404
Net trading profits	86,549	106,654	(20,104)
Net other operating profits	(436,141)	114,500	(550,642)
Net gains (losses) on debt securities	(713,624)	(284,229)	(429,394)
General and administrative expenses	1,355,137	1,309,067	46,070
Personnel expenses	591,664	571,241	20,422
Non-personnel expenses	698,337	676,244	22,092
Amortization of goodwill	3,510	3,830	(320)
Taxes	65,134	61,580	3,554
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	525,257	978,432	(453,174)
Net operating profits before provision for general allowance for credit losses	521,746	974,601	(452,854)
Provision for general allowance for credit losses (1)	—	5,767	(5,767)
Net operating profits	521,746	980,368	(458,622)
Net non-recurring gains (losses)	685,763	19,402	666,361
Credit costs (2)	(21,369)	(282,760)	261,390
Reversal of allowance for credit losses (3)	237,094	—	237,094
Reversal of reserve for contingent losses included in credit costs (4)	4,527	—	4,527
Gains on loans written-off (5)	17,112	26,722	(9,609)
Net gains (losses) on equity securities	434,630	286,136	148,493
Gains on sales of equity securities	512,427	360,191	152,236
Losses on sales of equity securities	(30,314)	(69,862)	39,547
Losses on write-down of equity securities	(47,482)	(4,191)	(43,290)
Other non-recurring gains (losses)	13,768	(10,696)	24,465

Ordinary profits	1,207,510	999,771	207,739

Net extraordinary gains (losses)	69,114	(5,010)	74,124
Net gains (losses) on disposition of fixed assets	4,365	303	4,061
Losses on impairment of fixed assets	(2,612)	(14,496)	11,884
Gains on sales of shares of affiliates	67,142	—	67,142
Gains on extinguishment of tie-in shares	219	4,319	(4,100)
Gains on sales of shares of subsidiaries	—	4,863	(4,863)
Income before income taxes	1,276,624	994,760	281,864
Income taxes-current	183,469	244,385	(60,916)
Income taxes-deferred	133,977	(53,885)	187,862
Total taxes	317,446	190,499	126,946

Net income	959,178	804,260	154,917

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	237,364	(250,270)	487,635
Provision for general allowance for credit losses	43,401	5,767	37,633
Provision for special allowance for credit losses	183,666	(237,335)	421,001
Allowance for credit to specific foreign borrowers	10,026	10,752	(726)
Losses on loans write-off	(11,625)	(30,782)	19,156
Provision for contingent losses included in credit costs	4,527	(12,508)	17,036
Gains on loans written-off	17,112	26,722	(9,609)
Losses on sales of other loans, etc.	(9,744)	(12,887)	3,143
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,363,029	1,350,498	12,530
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,310,261	1,333,729	(23,467)

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	565,406	591,268	(25,861)
Gross profits before credit costs for trust accounts	565,401	591,264	(25,863)
Trust fees	144,723	139,740	4,983
Trust fees before credit costs for trust accounts	144,717	139,736	4,981
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	11,368	16,537	(5,168)
Other trust fees	133,349	123,198	10,150
Credit costs for trust accounts (1)	5	4	1
Net interest income	146,287	130,455	15,832
Net fees and commissions	403,725	367,843	35,881
Net trading profits	(45,805)	(11,307)	(34,498)
Net other operating profits	(83,524)	(35,463)	(48,061)
Net gains (losses) on debt securities	(147,072)	(74,029)	(73,043)
General and administrative expenses	507,788	459,133	48,655
Amortization of goodwill	21,169	13,747	7,422
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	78,781	145,877	(67,095)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	57,612	132,130	(74,518)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	57,618	132,134	(74,516)
Net non-recurring gains (losses)	162,013	8,362	153,650
Credit costs (3)	(1)	(10)	8
Losses on loan write-offs	(5)	(10)	5
Provision for specific allowance for credit losses	—	—	—
Other credit costs	3	—	3
Reversal of allowance for credit losses (4)	169	75	94
Reversal of reserve for contingent losses included in credit costs (5)	219	—	219
Gains on loans written-off (6)	87	6	80
Net gains (losses) on equity securities	135,539	77,666	57,872
Gains on sales of equity securities	141,883	81,967	59,916
Losses on sales of equity securities	(2,723)	(2,120)	(603)
Losses on write-down of equity securities	(3,620)	(2,180)	(1,440)
Equity in earnings of equity method investees	1,297	2,676	(1,379)
Other non-recurring gains (losses)	24,701	(72,051)	96,753

Ordinary profits	219,631	140,496	79,134

Net extraordinary gains (losses)	(49,112)	(3,796)	(45,316)
Net gains (losses) on disposition of fixed assets	3,135	2,214	920
Losses on impairment of fixed assets	(49,327)	(6,033)	(43,293)
Losses on sales of shares of subsidiaries	(3,023)	(93)	(2,929)
Profits before income taxes	170,518	136,700	33,817
Income taxes-current	59,425	37,459	21,965
Income taxes-deferred	1,855	1,712	142
Total taxes	61,281	39,172	22,108
Profits	109,237	97,527	11,709
Profits attributable to non-controlling interests	(3,870)	571	(4,441)

Profits attributable to owners of parent	113,107	96,956	16,151

Note:

*   Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	481	76	404

Number of consolidated subsidiaries	185	109	76
Number of affiliated companies accounted for under the equity method	6	5	1

TB Consolidated(combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	60,198	134,546	(74,348)
Profits attributable to owners of parent	111,075	98,679	12,395
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2025 (A)	March 31, 2024 (B)	(Decrease) (A) - (B)
Gross profits	275,970	282,289	(6,318)
Gross profits before credit costs for trust accounts	275,965	282,284	(6,319)
Domestic gross profits	349,188	283,186	66,002
Trust fees	126,186	120,757	5,428
Trust fees before credit costs for trust accounts	126,180	120,753	5,427
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	11,368	16,537	(5,168)
Other trust fees	114,811	104,216	10,595
Credit costs for trust accounts (1)	5	4	1
Net interest income	113,186	55,558	57,627
Net fees and commissions	118,098	106,909	11,188
Net trading profits	(22,424)	(9,637)	(12,787)
Net other operating profits	14,142	9,596	4,545
Net gains (losses) on debt securities	(35,188)	(13,191)	(21,997)
Non-domestic gross profits	(73,217)	(896)	(72,320)
Net interest income	63,410	65,538	(2,127)
Net fees and commissions	1,229	2,002	(772)
Net trading profits	(25,694)	(4,222)	(21,472)
Net other operating profits	(112,162)	(64,214)	(47,948)
Net gains (losses) on debt securities	(111,884)	(60,813)	(51,070)
General and administrative expenses	205,879	211,795	(5,915)
Personnel expenses	64,389	69,901	(5,511)
Non-personnel expenses	133,376	133,715	(338)
Taxes	8,113	8,178	(65)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	70,085	70,489	(403)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	70,091	70,493	(402)
Net non-recurring gains (losses)	154,874	10,089	144,784
Credit costs (3)	1	(255)	256
Reversal of allowance for credit losses (4)	33	85	(52)
Reversal of reserve for contingent losses included in credit costs (5)	219	—	219
Gains on loans written-off (6)	16	1	15
Net gains (losses) on equity securities	135,443	77,330	58,112
Gains on sales of equity securities	141,777	81,950	59,826
Losses on sales of equity securities	(2,723)	(2,120)	(602)
Losses on write-down of equity securities	(3,610)	(2,499)	(1,110)
Other non-recurring gains (losses)	19,159	(67,071)	86,231

Ordinary profits	224,965	80,583	144,381

Net extraordinary gains (losses)	(25,112)	(5,453)	(19,659)
Net gains (losses) on disposition of fixed assets	1,334	354	980
Losses on impairment of fixed assets	(24,567)	(5,908)	(18,658)
Losses on sales of shares of subsidiaries	(1,879)	—	(1,879)
Income before income taxes	199,852	75,130	124,722
Income taxes-current	39,902	13,599	26,302
Income taxes-deferred	5,713	3,727	1,986
Total taxes	45,616	17,326	28,289

Net income	154,236	57,803	96,432

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	277	(164)	441
Credit costs for trust accounts	5	4	1
Provision for general allowance for credit losses	28	85	(56)
Provision for special allowance for credit losses	4	0	4
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(0)	0
Provision for contingent losses included in credit costs	219	(255)	475
Gains on loans written-off	16	1	15
Losses on sales of other loans, etc.	1	—	1
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	217,157	144,493	72,664
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	180,915	62,458	118,457

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Total average interest rate on interest-earning assets (a)	0.53	0.01	0.52
Average interest rate on loans and bills discounted (b)	0.86	0.05	0.81
Average interest rate on securities	0.61	0.08	0.52
Total average interest rate on interest-bearing liabilities (c)
<including general and administrative expenses>	0.40	0.08	0.32
Average interest rate on deposits and NCD (d)	0.05	0.05	0.00
Average interest rate on other liabilities	0.31	0.13	0.17
Overall interest rate spread (a)-(c)	0.12	(0.06)	0.19
Interest rate spread (b)-(d)	0.81	0.00	0.81

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.94	0.11	0.83
Interest rate spread (e)-(d)	0.88	0.05	0.83

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Total average interest rate on interest-earning assets (a)	0.91	0.21	0.69
Average interest rate on loans and bills discounted (b)	0.77	0.20	0.56
Average interest rate on securities	3.64	0.97	2.66
Total average interest rate on interest-bearing liabilities (c)	0.30	0.10	0.20
Average interest rate on deposits and NCD (d)	0.13	0.10	0.02
Overall interest rate spread (a)-(c)	0.60	0.11	0.49
Interest rate spread (b)-(d)	0.63	0.09	0.54

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.80	0.08	0.72
Interest rate spread (e)-(d)	0.67	(0.02)	0.69

(Reference)
BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Average interest rate on loans and bills discounted (a)	0.86	0.06	0.80
Average interest rate on deposits and NCD (b)	0.06	0.06	0.00
Interest rate spread (a)-(b)	0.80	0.00	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.94	0.11	0.83
Interest rate spread (c)-(b)	0.87	0.04	0.82

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	4,256.2	6,960.5	7,013.2	18,230.0
Receive-floater/pay-fix	431.9	6,547.3	2,806.4	9,785.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	4,688.1	13,507.8	9,819.7	28,015.7

BK Consolidated
	(in billions of yen)
	As of March 31, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,887.8	6,159.4	6,860.2	16,907.5
Receive-floater/pay-fix	115.3	4,354.5	1,622.1	6,091.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	4,003.1	10,514.0	8,482.3	22,999.4

TB Consolidated
	(in billions of yen)
	As of March 31, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	244.4	716.8	118.1	1,079.3
Receive-floater/pay-fix	232.6	2,079.2	1,134.1	3,445.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	477.0	2,796.0	1,252.2	4,525.3

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	23,272,183	(625,190)	15,276	640,467	24,843,961	(286,447)	13,719	300,167
Domestic bonds	17,115,009	(491,977)	3	491,980	17,310,411	(107,223)	6,886	114,109
Government bonds	13,300,923	(369,059)	—	369,059	14,643,055	(90,759)	4,592	95,351
Municipal bonds	2,545,626	(93,140)	—	93,140	1,999,181	(14,279)	2,047	16,327
Corporate bonds	1,268,459	(29,777)	3	29,781	668,174	(2,184)	245	2,430
Other	6,157,174	(133,213)	15,272	148,486	7,533,549	(179,224)	6,832	186,057
Foreign bonds	4,690,276	(137,239)	10,825	148,065	4,952,083	(176,384)	3,151	179,536
Other	1,466,897	4,026	4,446	420	2,581,465	(2,839)	3,681	6,520

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	61,321,796	2,203,663	2,898,215	694,551	61,736,341	2,725,841	4,178,443	1,452,602
Domestic equity securities	3,540,457	2,458,566	2,468,724	10,158	5,101,691	3,758,884	3,765,175	6,291
Domestic bonds	23,123,161	(249,533)	4,371	253,905	25,074,644	(129,949)	9,488	139,438
Government bonds	21,181,296	(155,513)	2,327	157,840	21,365,241	(70,791)	3,631	74,423
Municipal bonds	309,997	(9,776)	2	9,779	1,045,990	(9,573)	226	9,799
Corporate bonds	1,631,867	(84,243)	2,041	86,285	2,663,412	(49,584)	5,630	55,215
Other	34,658,178	(5,368)	425,118	430,487	31,560,005	(903,093)	403,779	1,306,872
Foreign equity securities	662,949	36,272	54,295	18,022	709,565	12,752	47,829	35,076
Foreign bonds	24,182,709	(113,323)	152,561	265,884	20,990,483	(997,307)	69,045	1,066,353
Other	9,812,519	71,682	218,262	146,580	9,859,956	81,461	286,904	205,442

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	18,500,074	9,875,244	8,772,124	3,090,727	23,237,264	11,328,117	6,018,587	1,801,087
Government bonds	18,007,133	7,559,511	6,953,734	1,961,839	22,398,893	8,721,368	4,279,478	608,555
Municipal bonds	215,259	1,165,338	1,475,025	—	343,811	1,317,183	1,384,177	—
Corporate bonds	277,680	1,150,393	343,363	1,128,887	494,559	1,289,564	354,931	1,192,532
Other	5,613,333	11,742,041	5,692,392	13,611,167	4,976,257	11,792,107	5,810,612	12,124,762
Foreign equity securities	1,366	20,285	—	—	12,113	20,079	—	—
Foreign bonds	4,547,585	8,729,761	4,854,426	10,913,751	3,741,605	8,640,847	3,955,393	9,604,622
Other	1,064,380	2,991,994	837,966	2,697,415	1,222,537	3,131,181	1,855,218	2,520,139
Total	24,113,407	21,617,285	14,464,517	16,701,894	28,213,521	23,120,225	11,829,199	13,925,850

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	21,295,315	(607,764)	10,777	618,541	22,209,137	(260,977)	10,038	271,015
Stocks of subsidiaries and affiliates	684,864	464,454	471,540	7,086	685,292	563,814	572,794	8,979

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	45,173,480	2,005,377	2,300,444	295,066	45,454,390	2,491,997	3,340,687	848,693
Domestic equity securities	3,012,332	2,044,936	2,053,034	8,097	4,310,320	3,134,194	3,138,838	4,643
Domestic bonds	20,849,312	(138,304)	3,926	142,230	23,310,014	(71,482)	7,994	79,477
Other	21,311,835	98,744	243,483	144,738	17,834,055	(570,714)	193,854	764,571
Foreign equity securities	605,665	17,076	30,177	13,101	669,182	1,235	36,309	35,076
Foreign bonds	13,651,795	88,819	110,304	21,485	10,234,364	(554,058)	43,155	597,214
Other	7,054,373	(7,151)	103,000	110,152	6,930,507	(17,891)	114,390	132,281
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	18,407,253	9,375,181	7,204,520	2,741,856	23,194,822	10,452,409	5,689,499	1,283,696
Government bonds	17,915,211	7,060,351	5,390,211	1,715,335	22,382,849	8,019,918	4,045,541	207,081
Municipal bonds	215,259	1,165,328	1,475,025	—	342,305	1,218,778	1,291,205	—
Corporate bonds	276,781	1,149,501	339,283	1,026,521	469,666	1,213,712	352,752	1,076,614
Other	3,733,273	6,482,656	2,494,264	10,189,203	3,543,953	6,204,463	2,326,644	8,099,827
Foreign equity securities	1,366	20,285	—	—	12,113	20,079	—	—
Foreign bonds	3,186,009	3,714,661	2,261,660	8,799,263	2,695,045	3,350,904	1,869,018	6,839,540
Other	545,896	2,747,709	232,603	1,389,940	836,793	2,833,480	457,625	1,260,286
Total	22,140,526	15,857,837	9,698,784	12,931,060	26,738,775	16,656,873	8,016,143	9,383,523

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,976,868	(17,426)	4,499	21,925	2,634,823	(25,470)	3,681	29,151
Stocks of subsidiaries and affiliates	19,189	(1,368)	—	1,368	15,136	(1,477)	—	1,477

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	11,541,216	251,081	552,833	301,751	12,453,511	348,078	806,876	458,797
Domestic equity securities	588,732	413,329	415,255	1,925	858,572	619,081	619,850	769
Domestic bonds	2,181,927	(111,341)	444	111,785	1,746,579	(58,581)	1,493	60,074
Other	8,770,556	(50,907)	137,133	188,040	9,848,360	(212,421)	185,532	397,953
Foreign equity securities	130	81	81	—	126	77	77	—
Foreign bonds	7,018,941	(123,179)	28,749	151,929	7,819,817	(306,146)	20,037	326,183
Other	1,751,484	72,191	108,302	36,110	2,028,416	93,647	165,417	71,769

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2025				As of March 31, 2024
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	899	500,062	1,567,603	348,870	26,386	873,712	329,088	517,391
Government bonds	—	499,160	1,563,523	246,504	—	699,455	233,937	401,473
Municipal bonds	—	10	—	—	1,505	98,405	92,972	—
Corporate bonds	899	892	4,080	102,366	24,880	75,851	2,179	115,917
Other	386,183	3,080,461	2,327,090	3,400,230	248,926	3,702,030	2,851,138	4,019,724
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	297,586	2,854,717	2,268,804	3,339,190	242,784	3,445,064	2,767,252	3,999,539
Other	88,596	225,744	58,286	61,039	6,142	256,966	83,886	20,184
Total	387,082	3,580,524	3,894,694	3,749,101	275,312	4,575,742	3,180,227	4,537,116

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
ROE (MUFG basis) *1	9.90	1.31	8.59
ROE (JPX basis) *2	9.29	1.19	8.10

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

				(in billions of yen)
	As of March 31, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)	As of September 30, 2024
(1) Total capital ratio (4)/(7)	18.83%	1.01%	17.82%	18.94%
(2) Tier 1 capital ratio (5)/(7)	16.65%	0.92%	15.72%	16.74%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.18%	0.65%	13.53%	14.35%
(4) Total capital	20,145.0	327.2	19,817.8	20,643.5
(5) Tier 1 capital	17,804.8	325.1	17,479.7	18,240.7
(6) Common Equity Tier 1 capital	15,169.2	127.9	15,041.3	15,635.9
(7) Risk weighted assets	106,930.4	(4,229.6)	111,160.1	108,956.8
(8) Required Capital (7)×8%	8,554.4	(338.3)	8,892.8	8,716.5

BK Consolidated
				(in billions of yen)
	As of March 31, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)	As of September 30, 2024
(1) Total capital ratio (4)/(7)	19.63%	1.51%	18.11%	19.69%
(2) Tier 1 capital ratio (5)/(7)	17.68%	1.57%	16.11%	17.68%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.10%	1.29%	13.80%	15.15%
(4) Total capital	16,477.6	562.5	15,915.0	16,828.2
(5) Tier 1 capital	14,843.2	689.5	14,153.6	15,106.7
(6) Common Equity Tier 1 capital	12,675.1	548.7	12,126.4	12,950.1
(7) Risk weighted assets	83,929.4	(3,903.6)	87,833.0	85,444.5
(8) Required Capital (7)×8%	6,714.3	(312.2)	7,026.6	6,835.5

TB Consolidated
				(in billions of yen)
	As of March 31, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)	As of September 30, 2024
(1) Total capital ratio (4)/(7)	19.96%	(0.45)%	20.42%	21.02%
(2) Tier 1 capital ratio (5)/(7)	16.41%	(1.41)%	17.83%	17.68%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.56%	(2.00)%	15.56%	14.84%
(4) Total capital	1,941.6	(180.0)	2,121.6	1,991.4
(5) Tier 1 capital	1,596.3	(255.7)	1,852.1	1,675.4
(6) Common Equity Tier 1 capital	1,318.7	(297.7)	1,616.4	1,406.0
(7) Risk weighted assets	9,724.4	(662.9)	10,387.4	9,472.3
(8) Required Capital (7)×8%	777.9	(53.0)	830.9	757.7

BK Non-consolidated
				(in billions of yen)
	As of March 31, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)	As of September 30, 2024
(1) Total capital ratio (4)/(7)	17.07%	0.77%	16.29%	17.33%
(2) Tier 1 capital ratio (5)/(7)	15.24%	0.86%	14.38%	15.42%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.30%	0.53%	11.77%	12.52%
(4) Total capital	12,248.9	(30.2)	12,279.1	12,539.5
(5) Tier 1 capital	10,940.2	101.2	10,839.0	11,156.4
(6) Common Equity Tier 1 capital	8,830.9	(41.4)	8,872.4	9,059.2
(7) Risk weighted assets	71,747.3	(3,615.9)	75,363.3	72,347.0
(8) Required Capital (7)×8%	5,739.7	(289.2)	6,029.0	5,787.7

TB Non-consolidated
				(in billions of yen)
	As of March 31, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)	As of September 30, 2024
(1) Total capital ratio (4)/(7)	20.06%	1.02%	19.03%	21.68%
(2) Tier 1 capital ratio (5)/(7)	16.89%	0.16%	16.72%	18.66%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.35%	(0.35)%	14.71%	16.09%
(4) Total capital	2,176.0	(33.6)	2,209.6	2,259.9
(5) Tier 1 capital	1,832.1	(108.9)	1,941.1	1,945.2
(6) Common Equity Tier 1 capital	1,556.6	(150.9)	1,707.6	1,677.7
(7) Risk weighted assets	10,844.5	(761.4)	11,605.9	10,423.8
(8) Required Capital (7)×8%	867.5	(60.9)	928.4	833.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt				300,776	239,004	61,772
Doubtful				693,225	1,134,503	(441,277)
Special Attention				536,469	634,023	(97,554)
Accruing loans contractually past due 3 months or more				17,863	26,869	(9,005)
Restructured loans				518,605	607,154	(88,549)
Subtotal (A)				1,530,471	2,007,531	(477,060)

Normal(B)				135,805,816	130,602,373	5,203,442
Total loans (C=A+B)				137,336,287	132,609,905	4,726,382

Non-performing loans ratio (A)/(C)				1.11%	1.51%	(0.39)%

Write-offs				199,367	217,701	(18,333)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2025	Coverage ratio (D)/(A)	As of March 31, 2024	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,214,870	79.37%	1,535,253	76.47%	(320,383)	2.90%
General allowance for credit losses	761,228		848,536		(87,308)
Specific allowance for credit losses	442,257		665,305		(223,047)
Allowance for credit to specific foreign borrowers	11,385		21,412		(10,026)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

				(in millions of yen)
Classified by Geographic Area				As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Domestic				786,751	813,702	(26,950)
Overseas				743,720	1,193,829	(450,109)
Asia				491,835	420,715	71,119
Indonesia				51,106	50,117	989
Singapore				629	12,752	(12,122)
Thailand				382,780	280,757	102,023
Other				57,318	77,088	(19,769)
Americas				124,006	601,518	(477,511)
Europe, Middle East and Other				127,878	171,595	(43,717)
Total				1,530,471	2,007,531	(477,060)

				(in millions of yen)
Classified by Industry				As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Domestic				786,751	813,702	(26,950)
Manufacturing				297,746	283,777	13,969
Construction				6,258	8,226	(1,968)
Wholesale and retail				84,280	87,732	(3,451)
Finance and insurance				16,709	14,109	2,600
Real estate, goods rental and leasing				27,402	37,388	(9,986)
Services				65,970	80,749	(14,779)
Other industries				38,996	48,708	(9,712)
Consumer				249,386	253,008	(3,621)
Overseas				743,720	1,193,829	(450,109)
Financial institutions				14,902	3,104	11,797
Commercial and industrial				492,167	1,021,074	(528,906)
Other				236,650	169,650	66,999
Total				1,530,471	2,007,531	(477,060)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt						50,052		77,265	(27,213)
Doubtful						448,449		904,052	(455,603)
Special Attention						365,391		478,331	(112,940)
Accruing loans contractually past due 3 months or more						9,236		19,163	(9,926)
Restructured loans						356,154		459,167	(103,013)
Subtotal (A)						863,892		1,459,649	(595,756)

Normal(B)						121,231,909		116,726,530	4,505,379
Total loans (C=A+B)						122,095,802		118,186,179	3,909,622

Non-performing loans ratio (A)/(C)						0.70%		1.23%	(0.52)%

Write-offs						163,085		181,926	(18,841)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2024		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	656,627	76.00%		1,042,471		71.41%		(385,844)	4.58%
Allowance for credit losses(D)	325,637			609,945				(284,307)
Collateral, guarantees, etc.(E)	330,989			432,525				(101,536)

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		50,052		995		49,057			100.00%
		[77,265	]	[ 5,358	]	[71,907	]		[100.00%]
Doubtful		448,449		189,859		133,301			72.06%
		[904,052	]	[441,031	]	[161,324	]		[66.62%]
Special Attention		365,391		134,782		148,630			77.56%
		[478,331	]	[163,555	]	[199,294	]		[75.85%]
Total		863,892		325,637		330,989			76.00%
		[1,459,649	]	[609,945	]	[432,525	]		[71.41%]

Note: The upper figures are as of March 31, 2025. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

						(in millions of yen)
Classified by Geographic Area						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Domestic						583,270		621,995	(38,724)
Overseas						280,622		837,654	(557,031)
Asia						58,101		89,421	(31,320)
Indonesia						507		—	507
Singapore						629		12,752	(12,122)
Thailand						—		—	—
Other						56,964		76,669	(19,705)
Americas						124,006		601,518	(477,511)
Europe, Middle East and Other						98,514		146,713	(48,199)
Total						863,892		1,459,649	(595,756)

						(in millions of yen)
Classified by Industry						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Domestic						583,270		621,995	(38,724)
Manufacturing						295,833		282,469	13,363
Construction						6,164		8,050	(1,886)
Wholesale and retail						81,876		85,689	(3,812)
Finance and insurance						16,687		14,088	2,599
Real estate						17,748		22,960	(5,212)
Goods rental and leasing						9,636		14,393	(4,756)
Services						65,734		80,619	(14,885)
Other industries						37,889		47,998	(10,109)
Consumer						51,699		65,724	(14,024)
Overseas						280,622		837,654	(557,031)
Financial institutions						13,131		2,611	10,519
Commercial and industrial						267,402		834,942	(567,540)
Other						88		99	(10)
Total						863,892		1,459,649	(595,756)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt						50,002		77,210	(27,208)
Doubtful						447,324		902,706	(455,382)
Special Attention						365,391		478,331	(112,940)
Accruing loans contractually past due 3 months or more						9,236		19,163	(9,926)
Restructured loans						356,154		459,167	(103,013)
Subtotal (A)						862,718		1,458,248	(595,530)

Normal (B)						118,665,863		114,178,105	4,487,758
Total loans (C=A+B)						119,528,581		115,636,353	3,892,228

Non-performing loans ratio (A)/(C)						0.72%		1.26%	(0.53)%

Write-offs						163,077		181,894	(18,817)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2024		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	655,452	75.97%		1,041,070		71.39%		(385,617)	4.58%
Allowance for credit losses (D)	325,637			609,945				(284,307)
Collateral, guarantees, etc. (E)	329,815			431,124				(101,309)

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		50,002		995		49,007		100.00%	100.00%
		[ 77,210	]	[ 5,358	]	[ 71,852	]	[ 100.00%]	[ 100.00%]
Doubtful		447,324		189,859		132,177		60.24%	71.99%
		[ 902,706	]	[ 441,031	]	[ 159,978	]	[ 59.37%]	[ 66.57%]
Special Attention		365,391		134,782		148,630		62.18%	77.56%
		[ 478,331	]	[ 163,555	]	[ 199,294	]	[ 58.61%]	[ 75.85%]
Total		862,718		325,637		329,815		61.10%	75.97%
		[ 1,458,248	]	[ 609,945	]	[ 431,124	]	[ 59.38%]	[ 71.39%]

Note: The upper figures are as of March 31, 2025. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

						(in millions of yen)
Classified by Geographic Area						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Domestic						582,096		620,594	(38,498)
Overseas						280,622		837,654	(557,031)
Asia						58,101		89,421	(31,320)
Indonesia						507		—	507
Singapore						629		12,752	(12,122)
Thailand						—		—	—
Other						56,964		76,669	(19,705)
Americas						124,006		601,518	(477,511)
Europe, Middle East and Other						98,514		146,713	(48,199)

Total						862,718		1,458,248	(595,530)

						(in millions of yen)
Classified by Industry						As of March 31, 2025		As of March 31, 2024	Increase (Decrease)
Domestic						582,096		620,594	(38,498)
Manufacturing						295,833		282,469	13,363
Construction						6,164		8,050	(1,886)
Wholesale and retail						81,876		85,689	(3,812)
Finance and insurance						16,687		14,088	2,599
Real estate						17,748		22,960	(5,212)
Goods rental and leasing						9,636		14,393	(4,756)
Services						65,734		80,619	(14,885)
Other industries						37,889		47,998	(10,109)
Consumer						50,525		64,323	(13,798)
Overseas						280,622		837,654	(557,031)
Financial institutions						13,131		2,611	10,519
Commercial and industrial						267,402		834,942	(567,540)
Other						88		99	(10)

Total						862,718		1,458,248	(595,530)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

				(in millions of yen)
				As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt				49	54	(5)
Doubtful				1,124	1,346	(221)
Special Attention				—	—	—
Accruing loans contractually past due 3 months or more				—	—	—
Restructured loans				—	—	—
Subtotal (A)				1,174	1,401	(226)

Normal (B)				2,563,577	2,545,305	18,272
Total loans (C=A+B)				2,564,752	2,546,706	18,045

Non-performing loans ratio (A)/(C)				0.04%	0.05%	(0.01)%

Write-offs				7	31	(24)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,174	100.00%	1,401	100.00%	(226)	—
Allowance for credit losses (D)	—		—		—
Collateral, guarantees, etc. (E)	1,174		1,401		(226)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	49		—		49		—		100.00%
	[54	]	[ —	]	[54	]	[ —	]	[ 100.00	%]
Doubtful	1,124		—		1,124		—		100.00%
	[ 1,346	]	[ —	]	[ 1,346	]	[ —	]	[ 100.00	%]
Special Attention	—		—		—		—		—
	[ —	]	[ —	]	[ —	]	[ —	]	[ —	]
Total	1,174		—		1,174		—		100.00%
	[ 1,401	]	[ —	]	[ 1,401	]	[ —	]	[ 100.00	%]

Note: The upper figures are as of March 31, 2025. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans) Classified by Geographic Area

(in millions of yen)
	As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Domestic	1,174	1,401	(226)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	1,174	1,401	(226)

(in millions of yen)
Classified by Industry	As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Domestic	1,174	1,401	(226)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,174	1,401	(226)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	1,174	1,401	(226)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—

Normal(B)	2,468	3,119	(651)
Total loans (C=A+B)	2,468	3,119	(651)

Non-performing loans ratio (A)/(C)	—	—	—
Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2024	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	—		—		—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)	Allowance for credit losses (D)	Covered by collateral and/or guarantees (E)	Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Doubtful	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Special Attention	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]
Total	—	—	—	—	—
	[ — ]	[ — ]	[ — ]	[ — ]	[ — ]

Note: The upper figures are as of March 31, 2025. The lower figures with brackets are as of March 31, 2024.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Industry	As of March 31, 2025	As of March 31, 2024	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—

Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Category of Borrowers	Self-Assessment Classification: Non-Classification	Classification II	Classification III	Classification IV	Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Bankrupt Borrowers Substantially Bankrupt Borrowers	【49.0】		【0.1】	【0.8】 (*)	100.00 %	i) Bankrupt or De facto Bankrupt 【50.0】
Potentially Bankrupt Borrowers	【133.3】		【315.1】		60.24 %	ii) Doubtful 【448.4】
Borrowers Requiring Caution (Special Attention Borrowers)	【365.3】				62.18 %	iii) Special Attention 【365.3】 Accruing loans contractually past due 3 months or more 【9.2】 Restructured loans 【356.1】
Borrowers Requiring Caution (Other Borrowers)						iv) Normal 【121,229.4】
Normal Borrowers						

Non-Performing Loans

i) + ii) + iii)

863.8

i) + ii) + iii) + iv)

122,093.3

(*) “Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024 (A)	As of March 31, 2025 (B)	(B) - (A)
Assets newly categorized during fiscal 2021	321,978	110,451	68,032	56,415	(11,616)
Assets newly categorized during fiscal 2022		240,324	114,818	71,431	(43,387)
Assets newly categorized during fiscal 2023			642,712	79,951	(562,760)
Assets newly categorized during fiscal 2024				175,417

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2025
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	5,298
Reconstructive treatment	29,063
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	310,259
Write-offs	6,956
Others	306,428
Collection / Repayment	82,494
Upgrade	223,933

Total	658,007	47,646	610,360

Amount in process for disposition	32,930

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024 (A)	As of March 31, 2025 (B)	(B) - (A)
Assets newly categorized during fiscal 2021	635	272	204	95	109
Assets newly categorized during fiscal 2022		986	262	91	170
Assets newly categorized during fiscal 2023			410	254	156
Assets newly categorized during fiscal 2024				477

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2025
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	800
Collection / Repayment	198
Upgrade	602

Total	800	47	752

Amount in process for disposition	47

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	76,433,399	5,090,597	71,342,802

Manufacturing	10,937,227	(663,343)	11,600,570
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	109,556	16,369	93,187
Construction	949,141	21,892	927,249
Utilities	2,703,238	48,334	2,654,904
Communication and information services	1,424,755	173,932	1,250,823
Transport and postal activities	2,162,208	(23,349)	2,185,557
Wholesale and retail	6,165,683	(375,942)	6,541,625
Finance and insurance	9,270,162	(284,917)	9,555,080
Real estate	11,687,912	910,802	10,777,110
Goods rental and leasing	2,479,061	(117,804)	2,596,865
Services	3,519,248	783,742	2,735,505
Municipal government	1,576,476	34,195	1,542,281
Other industries (including loans to the Japanese government)	23,448,729	4,566,685	18,882,044
Overseas offices and loans booked at offshore markets	35,156,819	(735,556)	35,892,376
Governments	407,470	92,806	314,663
Financial Institutions	14,258,007	750,969	13,507,038
Other	20,491,341	(1,579,332)	22,070,674

Total	111,590,219	4,355,040	107,235,179

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	73,932,619	5,281,152	68,651,467

Manufacturing	10,935,827	(663,343)	11,599,170
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	109,556	16,369	93,187
Construction	949,141	21,892	927,249
Utilities	2,703,238	48,334	2,654,904
Communication and information services	1,412,963	171,174	1,241,789
Transport and postal activities	2,147,208	(23,349)	2,170,557
Wholesale and retail	6,165,683	(375,942)	6,541,625
Finance and insurance	7,829,716	(267,114)	8,096,830
Real estate	11,651,886	904,140	10,747,746
Goods rental and leasing	2,479,061	(117,804)	2,596,865
Services	3,518,734	783,754	2,734,980
Municipal government	1,576,245	34,225	1,542,020
Other industries (including loans to the Japanese government)	22,453,361	4,748,816	17,704,545
Overseas offices and loans booked at offshore markets	33,809,971	(983,545)	34,793,516
Governments	407,470	92,806	314,663
Financial Institutions	12,911,195	502,983	12,408,212
Other	20,491,305	(1,579,335)	22,070,640

Total	107,742,591	4,297,607	103,444,984

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	992,824	(128,541)	1,121,366

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	11,792	2,758	9,034
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	219,309	11,357	207,951
Real estate	10,432	6,902	3,529
Goods rental and leasing	—	—	—
Services	514	(11)	525
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	750,777	(149,549)	900,326
Overseas offices and loans booked at offshore markets	1,346,848	247,988	1,098,859
Governments	—	—	—
Financial Institutions	1,346,812	247,986	1,098,826
Other	35	2	33

Total	2,339,672	119,446	2,220,225

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Domestic offices (excluding loans booked at offshore markets)	1,507,955	(62,013)	1,569,969

Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	1,221,137	(29,161)	1,250,299
Real estate	25,594	(240)	25,835
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	231	(29)	261
Other industries (including loans to the Japanese government)	244,591	(32,581)	277,173
Overseas offices and loans booked at offshore markets	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,507,955	(62,013)	1,569,969

Mitsubishi UFJ Financial Group, Inc.

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	15,030,803	76,071	14,954,731
Housing loans	14,275,020	38,769	14,236,251
Residential purpose	12,667,550	108,145	12,559,404
Other	755,782	37,302	718,480

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	42,272,543	1,252,435	41,020,108
% to total domestic loans	55.30%	(2.19)%	57.49%

BK Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	14,466,887	151,625	14,315,262
Housing loans	13,711,432	114,069	13,597,362
Residential purpose	12,104,268	183,406	11,920,862
Other	755,455	37,555	717,899

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	41,355,190	1,373,737	39,981,453
% to total domestic loans	55.93%	(2.30)%	58.23%

TB Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	561,773	(75,132)	636,906
Housing loans	561,446	(74,878)	636,325
Residential purpose	561,143	(74,841)	635,984
Other	326	(253)	580

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	688,376	(97,447)	785,824
% to total domestic loans	69.33%	(0.74)%	70.07%

TB Non-consolidated: Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Total domestic consumer loans	2,141	(421)	2,563
Housing loans	2,141	(421)	2,563
Residential purpose	2,138	(419)	2,557
Other	—	—	—

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Outstanding amount	228,977	(23,853)	252,831
% to total domestic loans	15.18%	(0.91)%	16.10%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Americas	14,467,618	1,099,907	15,567,526
United States	12,449,634	1,024,434	13,474,068
Canada	778,602	29,253	749,349
Brazil	415,455	38,447	453,903
Mexico	313,232	18,700	331,932
Others	510,693	47,579	558,272
Asia/Oceania	11,551,107	550,892	12,101,999
Australia	1,913,147	188,194	1,724,953
Hong Kong	1,742,655	329,348	2,072,004
India	1,600,144	241,874	1,358,270
Singapore	1,408,325	48,851	1,457,176
China	1,132,705	391,123	1,523,829
Indonesia	1,001,535	107,001	1,108,536
Malaysia	720,942	20,837	741,780
Korea	488,211	113,881	602,093
Taiwan	461,892	46,719	415,172
New Zealand	398,982	25,753	424,736
Philippines	345,731	69,877	275,854
Others	336,832	60,759	397,591
EMEA	9,074,311	472,537	9,546,849
United Kingdom	2,234,521	225,262	2,009,259
Netherlands	1,212,711	78,820	1,133,891
Germany	775,460	18,998	794,459
France	562,286	169,143	731,430
Luxembourg	561,431	30,771	592,202
Ireland	475,917	33,588	442,328
Italy	270,791	41,733	229,058
Switzerland	229,513	5,134	234,648
Turkey	203,390	509	203,900
Saudi Arabia	199,684	21,690	221,374
Spain	183,043	19,289	202,333
Belgium	178,732	33,525	145,207
Qatar	167,535	87,026	254,562
United Arab Emirates	141,775	11,336	153,111
Guernsey, C.I.	74,195	12,113	62,082
Sweden	63,256	44,206	107,463
Oman	60,096	31,461	91,557
Others	1,479,964	458,011	1,937,975

Total	35,093,037	2,123,337	37,216,375

KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
KS	6,430,302	94,041	6,336,261
BDI	1,614,099	197,431	1,416,667

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	215,970,679	3,156,748	212,813,930
Deposits (average balance)	215,144,567	4,711,765	210,432,802
Loans (ending balance)	110,082,264	4,417,053	105,665,210
Loans (average balance)	110,710,718	4,468,777	106,241,940

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	202,712,799	2,648,210	200,064,588
Deposits (average balance)	201,300,396	3,063,952	198,236,443
Loans (ending balance)	107,742,591	4,297,607	103,444,984
Loans (average balance)	108,514,370	4,576,483	103,937,886

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deposits (ending balance)	13,257,880	508,538	12,749,342
Deposits (average balance)	13,844,171	1,647,812	12,196,358
Loans (ending balance)	2,339,672	119,446	2,220,225
Loans (average balance)	2,196,348	(107,706)	2,304,054

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	93,618,823	892,260	92,726,562
Corporations and others	86,235,520	2,684,369	83,551,151
Domestic deposits	179,854,343	3,576,629	176,277,713

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	87,578,130	815,460	86,762,670
Corporations and others	81,672,372	2,589,120	79,083,251
Domestic deposits	169,250,502	3,404,580	165,845,921

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Individuals	6,040,693	76,800	5,963,892
Corporations and others	4,563,148	95,248	4,467,899
Domestic deposits	10,603,841	172,048	10,431,792

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deferred tax assets	1,041.9	(179.7)	1,221.6
Allowance for credit losses	210.9	(89.9)	300.8
Write-down on investment securities	373.0	15.9	357.0
Unrealized losses on Available-for-sale securities	1.2	(132.5)	133.7
Reserve for retirement benefits	68.0	(7.1)	75.1
Reserve for contingent losses	19.3	(2.9)	22.3
Depreciation and Impairment losses	76.7	(8.2)	85.0
Devaluation on land upon merger	20.2	0.0	20.2
Net deferred losses on hedging instruments	437.4	76.6	360.7
Other	229.7	(20.5)	250.3
Valuation allowance	(394.8)	(10.8)	(384.0)
Deferred tax liabilities	767.4	(188.1)	955.6
Unrealized gains on Available-for-sale securities	546.7	(201.1)	747.9
Revaluation gains on securities upon merger	37.7	(6.7)	44.4
Gains on securities contributed to employees’ retirement benefits trust	41.8	(0.8)	42.6
Gains on management of employees’ retirement benefits trust	62.4	8.5	53.9
Other	78.7	12.0	66.7
Net deferred tax assets	274.4	8.4	265.9

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2019	FY2020	FY2021	FY2022	FY2023	FY2024
Net operating profits before provision for general allowance for credit losses	395.2	388.0	374.4	690.4	974.6	521.7
Total credit costs	11.8	(223.3)	(234.0)	(98.5)	(250.2)	237.3
Income before income taxes	(535.9)	205.5	286.1	1,239.5	994.7	1,276.6
Reconciliation to taxable income	844.6	98.5	343.3	(453.8)	(50.5)	(466.9)
Taxable income	308.7	304.1	629.5	785.7	944.2	809.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Deferred tax assets	87.6	14.2	73.4
Gains on securities related to employees’ retirement benefits trust	62.0	9.8	52.2
Depreciation and Impairment losses	15.0	4.8	10.1
Write-down on investment securities	8.6	0.9	7.7
Group tax sharing transactions	7.5	1.2	6.3
Reserve for contingent losses	1.5	(0.5)	2.1
Other	20.0	1.7	18.2
Valuation allowance	(27.3)	(3.9)	(23.4)
Deferred tax liabilities	243.7	(19.4)	263.1
Reserve for retirement benefits	137.1	22.7	114.4
Unrealized gains on Available-for-sale securities	72.3	(26.8)	99.2
Net deferred gains on hedging instruments	22.4	(12.5)	35.0
Other	11.6	(2.7)	14.4
Net deferred tax assets	(156.0)	33.6	(189.7)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2019	FY2020	FY2021	FY2022	FY2023	FY2024
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	142.3	132.3	176.4	109.1	70.4	70.0
Total credit costs	0.8	0.0	0.1	(0.2)	(0.1)	0.2
Income before income taxes	148.6	129.4	210.6	165.7	75.1	199.8
Reconciliation to taxable income	(39.3)	(26.5)	(37.4)	(46.1)	(17.1)	(112.0)
Taxable income	109.3	102.9	173.1	119.6	57.9	87.8

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

    We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Projected benefit obligation (reserve type) (A)	1,439,420	(140,074)	1,579,494
Projected benefit obligation (non-reserve type) (B)	83,276	(17,014)	100,291
Fair value of plan assets (C)	3,635,614	75,481	3,560,132
Net amount recorded on the Consolidated Balance Sheet (A) + (B) - (C)	(2,112,916)	(232,570)	(1,880,346)
Net defined benefit liability	104,612	2,457	102,155
Net defined benefit asset	(2,217,529)	(235,027)	(1,982,502)

(2) Net periodic cost of retirement benefits

	(in millions of yen)
	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans	(100,926)	(69,561)	(31,364)
Service cost	47,922	(1,312)	49,234
Interest cost	33,890	4,091	29,799
Expected return on plan assets	(108,485)	(14,166)	(94,319)
Amortization of unrecognized prior service cost	(703)	(802)	99
Amortization of unrecognized net actuarial loss	(85,570)	(44,858)	(40,711)
Other	12,019	(12,513)	24,533

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2025
Discount rates	Domestic consolidated subsidiaries	0.70%~2.63%
	Overseas consolidated subsidiaries	1.99%~11.96%
Expected return	Domestic consolidated subsidiaries	1.80%~4.10%
	Overseas consolidated subsidiaries	3.30%~11.96%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Projected benefit obligation (A)	1,083,285	(128,445)	1,211,731
Discount rates	(2.3% ~ 2.6%)		(1.4% ~ 1.8%)
Fair value of plan assets (B)	2,539,516	73,204	2,466,312
Prepaid pension cost (C)	831,781	100,847	730,933
Reserve for retirement benefits (D)	16,909	(3,512)	20,421
Total amount unrecognized (A) - (B) + (C) - (D)	(641,359)	(97,290)	(544,069)
Unrecognized net actuarial loss	(641,326)	(97,459)	(543,866)
Unrecognized prior service cost	(33)	169	(202)
(2) Net periodic cost
	(in millions of yen)
	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Net periodic cost of retirement benefits	(58,035)	(43,530)	(14,505)
Service cost	29,634	(2,709)	32,344
Interest cost	24,780	2,898	21,882
Expected return on plan assets	(65,804)	(2,811)	(62,992)
Amortization of unrecognized prior service cost	(168)	25	(194)
Amortization of unrecognized net actuarial loss	(66,708)	(28,244)	(38,463)
Other	20,228	(12,688)	32,917

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

	(in millions of yen)
	As of March 31, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2024 (B)
Projected benefit obligation(A)	250,949	(28,160)	279,110
Discount rates	(2.1% ~ 2.4%)		(1.3% ~ 1.7%)
Fair value of plan assets(B)	948,609	8,521	940,088
Prepaid pension cost(C)	555,465	62,697	492,768
Reserve for retirement benefits(D)	—	—	—
Total amount unrecognized(A) - (B) + (C) - (D)	(142,194)	26,015	(168,209)
Unrecognized net actuarial loss	(143,088)	26,237	(169,325)
Unrecognized prior service cost	893	(221)	1,115
(2) Net periodic cost
	(in millions of yen)
	For the fiscal year ended March 31, 2025 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2024 (B)
Net periodic cost of retirement benefits	(45,584)	(26,931)	(18,653)
Service cost	4,368	(463)	4,831
Interest cost	4,478	809	3,668
Expected return on plan assets	(38,856)	(11,390)	(27,465)
Amortization of unrecognized prior service cost	221	—	221
Amortization of unrecognized net actuarial loss	(16,410)	(16,016)	(393)
Other	613	129	484

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Assets:
Cash and due from banks	89,284,902	89,553,911
Call loans	1,266,925	1,489,909
Receivables under resale agreements	1,241,358	3,031,388
Monetary claims bought	4,730,143	4,248,428
Trading assets	6,263,383	5,602,554
Money held in trust	37,178	32,798
Securities	69,957,384	69,147,025
Loans and bills discounted	103,444,984	107,742,591
Foreign exchanges	2,030,007	1,374,506
Other assets	10,604,231	10,785,183
Tangible fixed assets	688,751	676,397
Intangible fixed assets	493,516	509,097
Prepaid pension costs	730,933	831,781
Deferred tax assets	265,948	274,421
Customers’ liabilities for acceptances and guarantees	9,335,180	9,597,403
Allowance for credit losses	(841,518)	(530,929)

Total assets	299,533,310	304,366,471

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Liabilities:
Deposits	200,064,588	202,712,799
Negotiable certificates of deposit	10,912,738	11,625,450
Call money	683,360	730,676
Payables under repurchase agreements	14,790,983	21,795,415
Commercial papers	2,807,589	3,062,422
Trading liabilities	3,355,951	3,011,694
Borrowed money	34,810,924	29,946,265
Foreign exchanges	3,719,588	2,592,757
Bonds payable	1,250,571	1,109,130
Other liabilities	8,105,838	8,785,154
Reserve for bonuses	85,950	92,495
Reserve for bonuses to directors	148	267
Reserve for stocks payment	4,597	4,423
Reserve for retirement benefits	20,421	16,909
Reserve for contingent losses	73,000	62,378
Reserves under special laws	—	0
Deferred tax liabilities for land revaluation	82,942	81,148
Acceptances and guarantees	9,335,180	9,597,403

Total liabilities	290,104,373	295,226,792

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,637,579	3,710,103
Revenue reserve	190,044	190,044
Other retained earnings	3,447,534	3,520,059
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	260	852
Other reserve	718,196	718,196
Earned surplus brought forward	2,726,645	2,798,577
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,582,112	8,654,637

Net unrealized gains (losses) on available-for-sale securities	1,499,245	1,277,153
Net deferred gains (losses) on hedging instruments	(814,862)	(948,300)
Land revaluation excess	162,441	156,189

Total valuation and translation adjustments	846,824	485,042

Total net assets	9,428,937	9,139,679

Total liabilities and net assets	299,533,310	304,366,471

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Ordinary income	6,807,405	7,364,065
Interest income	4,942,626	5,179,269
Interest on loans and bills discounted	3,086,665	3,005,753
Interest and dividends on securities	887,669	1,175,747
Fees and commissions	807,090	870,242
Trading income	110,789	101,651
Other operating income	491,974	399,562
Other ordinary income	454,925	813,339
Ordinary expenses	5,807,634	6,156,555
Interest expenses	3,446,842	3,599,035
Interest on deposits	1,675,678	1,727,362
Fees and commissions	151,400	161,746
Trading expenses	1,217	3,910
Other operating expenses	469,385	909,207
General and administrative expenses	1,339,058	1,308,243
Other ordinary expenses	399,730	174,412

Ordinary profits	999,771	1,207,510

Extraordinary gains	20,745	80,403
Extraordinary losses	25,755	11,289

Income before income taxes	994,760	1,276,624

Income taxes - current	244,385	183,469
Income taxes - deferred	(53,885)	133,977

Total taxes	190,499	317,446

Net income	804,260	959,178

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Assets:
Cash and due from banks	13,589,516	13,562,026
Call loans	320,000	730,000
Receivables under resale agreements	81,636	84,905
Receivables under securities borrowing transactions	151,538	130,708
Monetary claims bought	15	15
Trading assets	70,459	88,909
Money held in trust	14,824	13,864
Securities	16,050,790	14,518,485
Loans and bills discounted	2,220,225	2,339,672
Foreign exchanges	281,805	175,657
Other assets	2,124,530	1,344,091
Tangible fixed assets	125,067	112,161
Intangible fixed assets	91,078	88,450
Prepaid pension costs	492,768	555,465
Customers’ liabilities for acceptances and guarantees	39,201	44,005
Allowance for credit losses	(966)	(932)

Total assets	35,652,492	33,787,488

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Liabilities:
Deposits	12,749,342	13,257,880
Negotiable certificates of deposit	5,385,777	5,746,397
Call money	1,493,171	2,038,024
Payables under repurchase agreements	6,191,612	5,464,023
Commercial papers	234,941	133,307
Trading liabilities	218,314	278,494
Borrowed money	2,087,312	1,578,850
Foreign exchanges	367,658	543,047
Short-term bonds payable	230,987	199,766
Bonds payable	30,000	30,000
Due to trust accounts	3,199,300	1,565,953
Other liabilities	1,038,897	689,059
Reserve for bonuses	5,571	6,081
Reserve for bonuses to directors	102	176
Reserve for stocks payment	3,891	3,556
Reserve for contingent losses	7,100	5,092
Deferred tax liabilities	189,776	156,082
Deferred tax liabilities for land revaluation	3,689	3,755
Acceptances and guarantees	39,201	44,005

Total liabilities	33,476,650	31,743,556

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,358,924	1,352,802
Revenue reserve	73,714	73,714
Other retained earnings	1,285,210	1,279,088
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	281	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,145,723	1,139,601
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,839,173	1,833,051

Net unrealized gains (losses) on available-for-sale securities	250,557	179,477
Net deferred gains (losses) on hedging instruments	85,588	31,040
Land revaluation excess	523	362

Total valuation and translation adjustments	336,668	210,879

Total net assets	2,175,842	2,043,931

Total liabilities and net assets	35,652,492	33,787,488

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Ordinary income	1,436,971	1,542,316
Trust fees	120,757	126,186
Interest income	1,005,801	997,567
Interest on loans and bills discounted	74,186	91,803
Interest and dividends on securities	697,894	685,304
Fees and commissions	163,247	177,673
Trading income	24	30
Other operating income	58,754	92,267
Other ordinary income	88,386	148,590
Ordinary expenses	1,356,388	1,317,351
Interest expenses	884,979	821,011
Interest on deposits	107,503	124,346
Fees and commissions	54,335	58,346
Trading expenses	13,884	48,149
Other operating expenses	113,372	190,288
General and administrative expenses	212,235	190,497
Other ordinary expenses	77,581	9,057

Ordinary profits	80,583	224,965

Extraordinary gains	2,177	2,390
Extraordinary losses	7,630	27,503

Income before income taxes	75,130	199,852

Income taxes - current	13,599	39,902
Income taxes - deferred	3,727	5,713

Total taxes	17,326	45,616

Net income	57,803	154,236

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Assets:
Loans and bills discounted	1,569,969	1,507,955
Securities	80,134,164	82,297,398
Beneficiary rights to the trust	145,116,404	171,790,489
Securities held in custody accounts	3,886,180	3,182,746
Monetary claims	34,138,163	37,473,051
Tangible fixed assets	22,750,084	24,848,502
Intangible fixed assets	186,122	229,603
Other claims	3,312,930	4,279,871
Call loans	4,455,397	5,651,749
Due from banking account	6,170,680	4,244,900
Cash and due from banks	6,181,323	6,403,878

Total	307,901,420	341,910,148

Liabilities:
Money trusts	37,371,516	39,222,424
Pension trusts	12,760,480	13,366,896
Property formation benefit trusts	5,738	5,228
Investment trusts	145,025,458	170,479,519
Money entrusted other than money trusts	7,167,100	7,388,623
Securities trusts	6,145,365	5,392,692
Monetary claim trusts	29,767,810	32,124,384
Equipment trusts	226,799	412,714
Land and fixtures trusts	18,425	18,442
Composite trusts	69,412,725	73,499,220

Total	307,901,420	341,910,148

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 26,247 millions of yen as of March 31, 2024 and 32,651 millions of yen as of March 31, 2025.

Detailed information for “Money trust” with contracts indemnifying the principal amounts (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Assets:
Loans and bills discounted	3,119	2,468
Other	3,289,438	1,713,079

Total	3,292,557	1,715,548

Liabilities:
Principal	3,292,449	1,715,116
Allowance for bad debts	9	7
Other	99	424

Total	3,292,557	1,715,548

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2024	As of March 31, 2025
Total funds	68,272,855	71,598,827

Deposits	12,749,342	13,257,880
Negotiable certificates of deposit	5,385,777	5,746,397
Money trusts	37,371,516	39,222,424
Pension trusts	12,760,480	13,366,896
Property formation benefit trusts	5,738	5,228

Loans and bills discounted	3,790,194	3,847,628

Banking account	2,220,225	2,339,672
Trust account	1,569,969	1,507,955

Investment securities	96,184,954	96,815,884

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.